Exhibit 10.0.4

February 6, 2004

Mr. Paul Novak

[ADDRESS]

Dear Paul:

This letter will serve as an offer of Winn-Dixie Stores, Inc.(the “Company”) to employ you as our Chief Development Officer (Senior Vice President). We anticipate that your employment will commence on March 1, 2004. It will be recommended to the Board of Directors at its next meeting that you be elected an Officer of the Company as of the date you commence employment.

Base Salary and Annual Cash Bonus

Your base salary will be $350,000 per full year, payable monthly in arrears on the last banking day of the month. For the fiscal year ending June 30, 2004, you will be eligible to receive a prorated annual cash incentive bonus as provided under the Company’s Officer Compensation Program, which has a target payout of 60% and a superior payout of 120% of your base salary. For FY 2004, you will be guaranteed to receive at least the prorated target bonus. In addition, for FY2005 you will be guaranteed to receive at least one-half the target bonus, and this guaranteed bonus will be paid in advance in January, 2005. Based on the above start date, you will also be entitled to receive $12,500 (half of the $25,000 annual perquisite benefit) for the 2004 fiscal year.

Long-Term Incentive

General

Under the current terms of our Officer Compensation Program, you are eligible to receive long-term equity incentive grants. You understand that the description in this letter is of our current executive compensation program and that the program is administered by the Compensation Committee of the Board of Directors and may – other than with respect to the grants to be recommended for the April 2004 Committee meeting (as described below) – in the future be changed.

Long-term incentive grants are made in the form of stock options, performance accelerated restricted stock (“PARS”) and contingent cash. Stock options are granted annually and vest one-third each year on the first three anniversaries of the grant date, provided you remain employed by the Company. PARS will vest in full on either the third, fourth or fifth anniversary of the grant date, depending on Company performance and provided you remain employed by the Company.

PARS are not granted annually, but instead are granted upon vesting of the prior grant. A contingent cash payment is granted in conjunction with the PARS and has the same vesting schedule as the PARS. The contingent cash payment in equal to the value of the PARS when issued, and is intended to assist you in satisfying tax obligations to be incurred upon vesting of the PARS. (Additional information regarding your long term incentives will be provided at the time of the grant.)

Prorated Grants

We will recommend to the Compensation Committee of the Board of Directors that the following enhanced one-time grants be made to you within 2 weeks of your start date.

•	Options to purchase 165,000 shares of the Company’s common stock at an exercise price per share equal to the New York Stock Exchange closing price on the date these grants are made.

•	35,000 PARS

•	A Contingent Cash award of approximately $218,000

Note: These figures are based on the February 2, 2004, closing price. Your grant will be based on a future date, and changes in the stock price or your start date will cause these figures to change.

Sign-On Cash Bonus

In addition to the above, we will pay you a Sign-On Bonus of $75,000 (gross) within 30 days of your hire date.

If you voluntarily leave the Company one year or less after your start date, you will be required to repay Winn-Dixie fifty percent of the Sign-On Cash bonus.

Sign-On Equity Grant

It will be recommended to the Board of Directors that they make the following grant to you at the next scheduled Board of Directors meeting after you start date:

•	5,000 Restricted Shares

This Sign-On Equity Grant will vest 33 1/3% on each of the first three anniversaries of the grant date (i.e. when approved by the Board). This grant will not be accompanied by contingent cash or stock option grants.

Benefits

You will have the various Company benefits, including four weeks of paid vacation per year, generally available to Officers of the Company. The Company will also reimburse you for your COBRA expense during the waiting period (first of the month following 90 days of service) for medical and dental benefits, less the employee contributions that would have been required had you been covered on the Winn-Dixie plans if you opt to enroll in our plans when eligible.

In connection with your relocation, we will pay you a monthly temporary living/home travel allowance of $4,000 (gross) for 36 months while employed. This allowance will be in lieu of our relocation program.

Severance and Change-in-Control

You will be covered by our Officer Severance Policy, which we anticipate will call for severance of 24 months base salary, plus two years of target bonus, plus 18 months of benefit continuation via COBRA for involuntary termination other than “for cause”. You will receive payment equal to the Company contribution for the 18 months COBRA period, toward active employment medical and dental coverage.

In the event of a Change-in-Control, as defined in the Officer Compensation Program, in conjunction with your involuntary termination other than “for cause” within one year of the Change-in-Control, or your resignation due to a material change in your work responsibilities, title, location, or reduction of compensation within one year of a Change-in-Control, severance will be payable. We anticipate that severance would consist of 36 months base salary, plus three years of target bonus.

The conditions of this offer letter are subject to the approval of the Company’s Compensation Committee. In particular, the increase in Severance and Change-in-Control payments are subject to the Compensation Committtee’s approval of the change in policy for all similar positions.

Our offer of employment at Winn-Dixie Stores, Inc. is contingent upon your submission of satisfactory proof of your identity and your legal authorization to work in the United States.

If this letter correctly states your understanding of the offer which you have accepted, please so indicate by signing and returning the enclosed copy of this letter to Mark Matta, Senior Vice President, Human Resources, in an envelope marked Personal and Confidential, at your earliest convenience.

Sincerely,

/s/ Frank Lazaran

Frank Lazaran

/s/ Paul Novak	2/14/04
Agreed To: Paul Novak	Date